Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes	$428,957	$550,920	$654,684	$82,563	$(33,507)
Fixed charges, as shown below	61,336	50,227	42,979	49,349	47,845
Equity in income of investees	(6,551)	(1,201)	(2,850)	4,317	8,851
Minority Interest – Gas	(25,038)	(29,608)	(9,484)	—	—

Adjusted Earnings (Loss)	$458,704	$570,338	$685,329	$136,229	$23,189	(1)

Fixed charges:
Interest on indebtedness, expensed or capitalized	$45,414	$35,818	$31,903	$40,180	$41,212
Interest within rent expense	15,922	14,409	11,076	9,169	6,633

Total Fixed Charges	$61,336	$50,227	$42,979	$49,349	$47,845	(1)

Ratio of Earnings to Fixed Charges	7.48	11.36	15.95	2.76	—

(1)	The deficiency of earnings to cover fixed charges was $24,656 for the year period ended December 31, 2003.